07020942

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

31 January 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED FEB 200 WASH. D.C. 186 SECTION

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

19 JANUARY TO 31 JANUARY 2007

306	24/01/2007 : 07:00:00	Smiths Group PLC - Total Voting Rights
307	30/01/2007 : 17:11:00	Smiths Group PLC - Circ re. Sale of Aerospace
308	31/01/2007 : 07:00:00	Smiths Group PLC - Trading Statement

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	07:00 24-Jan-07
Number	0361Q

23 JANUARY 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

TRANSPARENCY DIRECTIVE TRANSITIONAL PROVISION 6

TOTAL VOTING RIGHTS = 570,561,756

As at 20 January 2007 the issued share capital of Smiths Group plc comprised 570,561,756 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll. Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 570,561,756, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Circ re. sale of Aerospace
Released	17:11 30-Jan-07
Number	4050Q

smiths

PROPOSED SALE OF SMITHS AEROSPACE AND NOTICE OF EXTRAORDINARY GE

Smiths Group plc ("Smiths" or the "Company") confirms that, further to the announcement dated 15 January, 2007 concerning the proposed sale of Smiths Aerospace to General Electric Company for a total cash consideration of US$4.8 billion (the "Sale"), it is today posting a circular to shareholders with further details of the proposed sale and convening an Extraordinary General Meeting, to be held at 10.30 a.m. on 20 February 2007, to obtain all necessary shareholder approvals for its implementation. The circular will be available for inspection on the Company's website www.smiths.com from 7.00am, tomorrow morning, 31 January, 2007.

The circular will include a trading update for the 6 months ending 3 February, 2007 and this will also be announced

The Company has forwarded copies of the circular to the Financial Services Authority pursuant to Listing Rule 9.6.1

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of forms of proxy, electronic proxy votes and CREST proxy instructions for Extraordinary General Meeting	10.30 a.m. on 18 February 2007
Extraordinary General Meeting of Smiths	10.30 a.m. on 20 February 2007
Expected date of completion of Sale	During 2nd quarter of 2007

Note: references to time in this announcement are to London time

Contacts:

Smiths Group plc:	+44 (0) 20 8458 3232
Russell Plumley, Investor Relations	
Chris Fox, Media	
Lead Financial Adviser	
Evercore Partners	+44 (0) 20 7268 2712
Bernard Taylor	
Julian Oakley	
Joint Financial Advisers and Brokers	
Credit Suisse	+44 (0) 20 7888 8888
James Leigh-Pemberton	
Alex Phillips	
JPMorgan Cazenove	+44 (0) 20 7588 2828
David Mayhew	
Edmund Byers	
PR Adviser	
Brunswick	+44 (0) 20 7404 5959
Jon Coles	
Jonathan Glass	

Evercore Partners Limited ("Evercore Partners"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Evercore Partners, or for providing advice in relation to these matters.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Credit Suisse, or for providing advice in relation to these matters.

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove, or for providing advice in relation to these matters.

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Trading Statement
Released	07:00 31-Jan-07
Number	4110Q

smiths

Trading statement for the period ending 6 months 3 February 2007

Smiths Group will report its results for the 6 months ending 3rd February, 2007 on Wednesday 21st March, 2007. Under IFRS accounting rules, Smiths Aerospace will be shown as a discontinued business. Therefore the results will focus on the continuing businesses of Smiths Group, being Smiths Detection, Smiths Medical and Smiths Specialty Engineering. Furthermore, it is not expected that further details of the Smiths GE Detection joint venture will be announced on that date.

On a divisional basis, Detection and Specialty Engineering have performed slightly ahead and Medical slightly behind management expectations. This performance has been in an environment of substantial adverse currency movements, with a 15 cent decline in the US dollar to an expected average of $1.92 for the period against sterling as compared to the corresponding period in the Company's last financial year. Overall, Smiths is performing in line with management's expectations for the period to 3rd February, 2007.

-o-

Investor Relations	**Media**
Russell Plumley	Chris Fox
+44 (0)20 8457 8203	+44 (0)20 8457 8403

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DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULE 9.31

29 NOVEMBER 2006 TO 31 JANUARY 2007

Class 1 Circular and Notice of EGM } Listing Rule LR 9.6.1

THIS DOCUMENT AND THE ACCOMPANYING NOTICE OF EXTRAORDINARY GENERAL MEETING AND FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately if you are resident in the UK or, if you reside elsewhere, another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Ordinary Shares in Smiths, please send this document and the accompanying Notice of Extraordinary General Meeting and Form of Proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

Credit Suisse Securities (Europe) Limited which is authorised and regulated in the UK by The Financial Services Authority is acting for Smiths and no-one else in connection with the Sale and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to the Sale.

Evercore Partners Limited which is authorised and regulated in the UK by The Financial Services Authority is acting for Smiths and no-one else in connection with the Sale and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of Evercore Partners or for providing advice in relation to the Sale.

JPMorgan Cazenove Limited which is authorised and regulated in the UK by The Financial Services Authority is acting for Smiths and no-one else in connection with the Sale and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Sale.

---

smiths

bringing technology to life

(Incorporated in England and Wales under the Companies Act 1985 under number 137013)

PROPOSED SALE OF SMITHS AEROSPACE
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Smiths set out on pages 4 to 7 of this document which recommends that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below. For a discussion of certain risk factors which should be taken into account when considering what action you should take in connection with the Extraordinary General Meeting, see Part II of this document.

The Sale Agreement is, amongst other things, conditional on the approval of Shareholders at the Extraordinary General Meeting.

A Notice of the Extraordinary General Meeting of Smiths, to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA, at 10.30 a.m. on 20 February 2007, is set out at the end of this document.

A Form of Proxy for use in connection with the ordinary resolution to be proposed at the Extraordinary General Meeting is enclosed. Whether or not you intend to be at the Extraordinary General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it, and return it as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, by hand or by post, The Causeway, Worthing, West Sussex BN99 6TD, not later than 10.30 a.m. on 18 February 2007.

Alternatively, you may wish to appoint a proxy and register your proxy vote electronically by visiting the web site www.sharevote.co.uk by no later than 10.30 a.m. on 18 February 2007.

If you hold Smiths Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01), so that it is received no later than 10.30 a.m. on 18 February 2007.

A summary of the action to be taken by Shareholders is set out on page 7 of this document and in the accompanying Notice of the Extraordinary General Meeting. The return of a completed Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish and are so entitled.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy, electronic proxy votes and CREST Proxy Instructions for EGM	10.30 a.m. on 18 February 2007
Extraordinary General Meeting of Smiths	10.30 a.m. on 20 February 2007
Targeted Date of Completion of Sale	During the second quarter of 2007

Note: All references to time in this document are to London time.

Information regarding forward-looking statements

This document contains a number of forward-looking statements relating to the Smiths Group with respect to, amongst others, the following: financial condition; results of operations; economic conditions in which the Smiths Group operates; the business of the Smiths Group; and future benefits of its sale and management plans and objectives. Smiths considers any statements that are not historical facts as "forward-looking statements". They relate to events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of the Smiths Group to differ materially from the information presented in the relevant forward-looking statement. When used in this document the words "estimate", "project", "intend", "aim", "anticipate", "believe", "expect", "should" and similar expressions, as they relate to the Smiths Group or the management of it, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Neither Smiths nor any other member of the Smiths Group undertakes any obligation publicly to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, the Listing Rules, Disclosure and Transparency Rules and other regulations.

smiths
bringing technology to life

(Registered in England No. 137013)
Registered Office:
765 Finchley Road
London
NW11 8DS

30 January 2007

Dear Shareholder,

PROPOSED SALE OF SMITHS AEROSPACE

1. Introduction

Your Board announced on 15 January 2007 that it had signed an agreement dated 14 January 2007 for the sale of Smiths Aerospace to GE Aviation UK for a total cash consideration of US$4.8 billion. Following Completion, the Board proposes to return £2.1 billion to Shareholders.

As a consequence of its size, the Sale is conditional, amongst other things, upon the approval of Shareholders and relevant anti-trust clearances, including from the European Commission and United States competition authorities. The Sale Agreement may be terminated by GE Aviation UK if those conditions are not satisfied or waived on or before 30 November 2007. An EGM of Smiths is being convened to gain shareholder approval for the Sale and will be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA, at 10.30 a.m. on 20 February 2007. Notice of the EGM is set out at the end of this document. The Sale is targeted for completion during the second quarter of 2007. It is expected that a circular containing details of the return of capital and convening an extraordinary general meeting seeking shareholder approval for the return of capital will be sent to Shareholders following Completion.

The purpose of this document is to provide you with details of the Sale, to explain why your Board believes that the Sale is in the best interests of Smiths and its Shareholders and to recommend that you vote in favour of the resolution to approve the Sale at the EGM.

Shareholders should read the whole of this Circular and not just rely on the summarised information set out in this letter.

2. Information on Smiths Aerospace

Smiths Aerospace comprises two principal business units – Aerospace Systems and Aerospace Components. Aerospace Systems designs, manufactures and provides in-service support for digital, electrical power and mechanical systems for both the military and commercial markets. Aerospace Components supplies high-value components to the principal aircraft engine manufacturers. In addition, Times Microwave Systems Inc. ("TMS"), reported within Specialty Engineering, is included as part of the Sale. TMS products include components for military and commercial aerospace, shipboard and wireless applications.

Smiths Aerospace, headquartered in London, has approximately 11,500 employees and operates manufacturing facilities in five countries. Smiths Aerospace has developed organically and through the acquisition of Lear Siegler in 1987 and the merger with TI Group in 2000.

Smiths has invested significantly over the past five years to position Smiths Aerospace as a Tier 1 systems supplier and integrator. Aerospace Systems' products and services include: common core computing systems, data monitoring and recording systems, flight management systems, mission and stores management systems, navigation products, cockpit displays, fuel systems, power distribution and management, generators, power conversion, landing gear systems, high lift systems, military mission systems, general actuation, structures and propellers. Aerospace Components supplies rings, combustors, injectors, shafts, outer casings, liners, mixers and other components for jet engines using specialised manufacturing technologies including flash welding, cold rolling, chemical milling, broaching and other complex processes.

For the 53 week period ended 5 August 2006, Smiths Aerospace recorded operating profits of £156 million on a turnover of £1.3 billion. The total Smiths Aerospace net liabilities and gross assets (including intercompany funding) were £398 million and £1,534 million respectively as at 5 August 2006. This is based on financial information extracted without material adjustment from the consolidation schedules which support the audited financial statements of Smiths for the 53 week period ended 5 August 2006. Shareholders should read the whole of this document and not rely solely on the summarised information in this document.

3. Background to and reasons for the Sale

The Board believes the agreed price of US$4.8 billion recognises the high quality of the business of Smiths Aerospace together with Smiths' substantial investment in aerospace technology. The sale accelerates the delivery of value to Shareholders.

Smiths continuing businesses serve strong and growing markets. The Board believes that the Continuing Group has enhanced financial characteristics and is well positioned to generate substantial returns. Keith Butler-Wheelhouse has agreed to defer his retirement by four months, to 31 July 2008, in order to continue to lead Smiths as Chief Executive throughout its coming financial year.

4. Principal terms of the Sale

Under the terms of the Sale Agreement, which was signed on 14 January 2007, the Seller has agreed to sell Smiths Aerospace to GE Aviation UK for a total cash consideration of US$4.8 billion.

The Sale is conditional on the following (a) the passing at the EGM of the resolution to approve the Sale; (b) relevant anti-trust clearances, including from the European Commission and the competition authorities in the United States; (c) the Seller confirming to GE Aviation UK that certain Smiths Group reorganisation steps have been duly and properly effected; (d) there being no governmental order or other legal requirement to be satisfied that would render the transaction unlawful or otherwise prohibited; and (e) the Seller not having breached its pre-completion obligations in such a way as to have a material adverse effect on Smiths Aerospace. The Sale is targeted for completion during the second quarter of 2007.

Smiths has agreed to pay GE Aviation UK a break fee in the event that Shareholders do not vote in favour of the Sale. GE Aviation UK has agreed to pay Smiths a break fee in the event the Sale does not complete due to GE Aviation UK's failure to use reasonable endeavours to obtain certain regulatory approvals. In each case, the amount of the break fee has been set at approximately US$110 million.

Further information on the Sale is set out in Part V of this document.

5. Return of capital to Shareholders and financial impact

The Board believes that the Sale, as well as Smiths' continuing cash-flow profile, enables the disposal of Smiths Aerospace to be accompanied by a return of capital to shareholders. The Board proposes to return £2.1 billion, out of the estimated net proceeds of £2.3 billion, by means of a B share scheme, combined with a share consolidation, shortly after Completion. The capital return will be subject to approval of Shareholders at a separate extraordinary general meeting (the "Extraordinary General Meeting for the Return of Capital").

The proposed return of capital is equivalent to approximately 37 per cent. of the market capitalisation of Smiths as at 12 January 2007 and the effect of the share consolidation would be to reduce the number of Ordinary Shares in issue by the appropriate percentage, by reference to the market capitalisation immediately following Completion.

Prior to the application of proceeds from the Sale, the effect of the disposal of Smiths Aerospace on the Continuing Group's earnings is expected to be dilutive. However, it is anticipated that this effect will be mitigated by the intended return of capital to Shareholders. A circular will be sent to Shareholders shortly after Completion of the Sale, convening the Extraordinary General Meeting for the Return of Capital to approve the share consolidation accompanying the proposed B share scheme.

The Board has assessed the capital structure of the Company and following the intended return of capital to Shareholders, Smiths is expected to have debt ratings of Baa2 and BBB+. The Board is satisfied that the Company has flexibility to execute its strategy whilst maintaining a solid investment grade rating. The Board also believes that the enhanced financial characteristics of the Company will enable a progressive dividend policy targeting dividend cover of 1.8 times.

6. Current Trading and Future Prospects

6.1 The Company

Smiths will issue the following statement to update the market on current trading on 31 January 2007:

"Smiths Group will report its results for the 6 months ending 3rd February, 2007 on Wednesday 21st March, 2007. Under IFRS accounting rules, Smiths Aerospace will be shown as a discontinued business. Therefore the results will focus on the continuing businesses of Smiths Group, being Smiths Detection, Smiths Medical and Smiths Specialty Engineering. Furthermore, it is not expected that further details of the Smiths GE Detection joint venture will be announced on that date.

On a divisional basis, Detection and Specialty Engineering have performed slightly ahead and Medical slightly behind management expectations. This performance has been in an environment of substantial adverse currency movements, with a 15 cent decline in the US dollar to an expected average of $1.92 for the period against sterling as compared to the corresponding period in the Company's last financial year. Overall, Smiths is performing in line with management's expectations for the period to 3rd February, 2007."

Following the Sale, Smiths' three divisions, Detection, Medical and Specialty will continue to serve markets with attractive growth prospects The Continuing Group is expected to generate improved returns on capital, enhanced margins and strong cash conversion.

The Detection business remains focused on countering homeland security threats and investment in technology to meet customer requirements. The Medical business will continue to benefit from the growth in global demand for healthcare and medical services. The Specialty businesses are well positioned in sectors that have the potential to grow strongly.

6.2 Smiths Aerospace

Since the announcement of Smiths' Preliminary Results for the 53 week period ended 5 August 2006 trading for Smiths Aerospace has been in line with management's expectations.

In the six months ending 3 February 2007, Smiths Aerospace is expecting to show strong underlying sales growth and an improvement in headline operating margin, compared with the same period a year earlier. However, reported in Sterling, the strong underlying performance was adversely impacted by the weakness of the US dollar.

Following Completion, Smiths Aerospace will become part of GE Aviation, a division of GE. GE believes that Smiths Aerospace is well positioned on new growth platforms and that there is significant long-term growth potential for Smiths Aerospace as part of GE Aviation's ongoing strategy.

7. Letter of intent to form Smiths GE Detection

The Company separately announced on 15 January 2007 that it had signed a letter of intent with General Electric Company to form Smiths GE Detection (the "JV"). The JV will combine Smiths Detection with GE Homeland Protection to create a leading global business serving the fast-growing detection and homeland protection markets. Completion of the JV will be conditional, amongst other things, on the consent of the Smiths and General Electric Company Boards, Shareholder consent, certain regulatory approvals and Completion.

8. Further information

Your attention is drawn to the further information set out in Parts II to VI of this document and to the definitions in Part VII.

9. Risk factors

Shareholders should consider fully the risk factors associated with the Smiths Group and Smiths Aerospace. Your attention is drawn to the risk factors set out in Part II of this document.

10. Extraordinary General Meeting

A notice convening an Extraordinary General Meeting of the Company to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA, at 10.30 a.m. on 20 February 2007 at which an ordinary resolution will be proposed to approve the Sale, is set out at the end of this document.

11. Action to be taken

A Form of Proxy for use in connection with the Resolution to be proposed at the Extraordinary General Meeting is enclosed. Whether or not you intend to be at the Extraordinary General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it, and return it as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD, not later than 10.30 a.m. on 18 February 2007. Alternatively, you may wish to appoint a proxy and register your proxy vote electronically by visiting the web site www.sharevote.co.uk by no later than 10.30 a.m. on 18 February 2007. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01) so that it is received no later than 10.30 a.m. on 18 February 2007. The return of a completed Form of Proxy will not prevent you from attending and voting at the Extraordinary General Meeting in person in substitution of your proxy vote if you wish.

12. Recommendation

The Board has received financial advice with respect to the Sale from Evercore Partners as lead financial adviser and from Credit Suisse and JPMorgan Cazenove as joint financial advisers, joint corporate brokers and joint sponsors. In providing advice to the Board, Evercore Partners, Credit Suisse and JPMorgan Cazenove have relied upon the Directors' commercial assessments of the Sale.

The Board considers the Sale to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the ordinary resolution approving the Sale to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings amounting in aggregate to approximately 0.1 per cent. of the entire issued ordinary share capital of the Company.

Yours faithfully,

Donald Brydon
Chairman

PART II – Risk Factors

The following risk factors, which the Directors believe include all known material risks, should be carefully considered by Shareholders when deciding what action to take in relation to the Sale. You should read the whole of this document and not rely solely on the information set out in this section.

1. Risks relating to the Sale not proceeding

Satisfaction of conditions precedent to Completion

Completion is subject to satisfaction of certain conditions precedent contained in the Sale Agreement relating to (i) the approval of Shareholders at the Extraordinary General Meeting of Smiths; and (ii) the obtaining of certain regulatory approvals. If Completion does not occur in part or whole, the Smiths Group may experience a delay in the execution of its strategic objective of focusing on its chosen markets.

Inability to realise value if the Sale does not complete

The Board is of the opinion that the Sale is in the best interests of the Shareholders as a whole and the Directors believe the Sale currently provides the best opportunity to realise its investment in Smiths Aerospace. Accordingly, if the Sale does not complete, the Company's ability to realise its investment in the short term may be prejudiced.

Potential destabilising effect on Smiths Aerospace if the Sale does not proceed

If the Sale does not proceed, this may have a negative effect on Smiths Aerospace, its management and employees who have committed considerable time, effort and resource in preparing Smiths Aerospace for sale and the execution of the Sale. This could have a negative effect on the value of the Company's investment in Smiths Aerospace.

2. Risks relating to the Sale

The Continuing Group will be exposed to potential costs as a result of the Sale

The Sale Agreement contains certain warranties and indemnities in favour of GE Aviation UK. If the Continuing Group should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its business, financial condition and results of operations. Further details of the Sale Agreement are set out in Part V of this document.

The Continuing Group will have a lower credit rating

As a result of the Sale and the proposed return of capital, the Continuing Group will have a lower credit rating of Baa2 and BBB+. This may adversely impact the quantity of debt financing and the rate at which the Continuing Group may raise debt financing going forward.

Currency rate risk of Sale

Under the terms of the Sale Agreement, the total cash consideration is US$4.8 billion. Fluctuations in the exchange rate of US$ to pounds sterling may impact upon the total amount of pounds sterling realised on Completion of the Sale, although this risk is substantially mitigated by the Company's practices for managing currency transaction risk.

3. Risks relating to Smiths Shares

3.1 External risks

Possible volatility of the price of Smiths Shares

The market price of the Ordinary Shares may be affected by a variety of factors including, but not limited to, changes in sentiment regarding the Ordinary Shares, variations in the Continuing Group's operating results compared with the expectations of market analysts and investors, its business developments or those of its competitors, the operating performance of its competitors, speculation about the Continuing Group's business, or regulatory changes affecting the Continuing Group's operations. Shareholders should be aware that the value of the Ordinary Shares can decrease as well as increase and may not always reflect the underlying asset value or prospects of the Continuing Group.

Dividend Payments

The ability of Smiths to pay dividends on the Ordinary Shares is a function of its profitability and the extent to which, as a matter of law, it has available to it sufficient distributable reserves out of which any proposed dividend may be paid. Smiths' ability to pay dividends is also dependent upon receipt by it of dividends and other distributions from subsidiaries. Smiths can give no assurances that it will be able to pay a dividend going forward.

Forward-looking statements

This document includes forward-looking statements concerning the Continuing Group. Forward-looking statements are based on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Continuing Group. Subject to Smiths' continuing obligations under the Listing Rules, the Disclosure and Transparency Rules, applicable laws and regulations, the Continuing Group undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Global political and economic conditions

Smiths operates in over 50 countries, although some 90 per cent. of the Company's employees are located in North America, the EU and Japan. The Company is exposed to political risk, natural catastrophe and possible terrorist action.

Some 50 per cent. of total sales are to customers in the US, and the Company is therefore particularly affected by US economic conditions. Demand for products from the detection business is mainly dependent on spending by governments and government agencies.

Smiths may be adversely impacted by changes in general economic conditions including interest rates, exchange rates and inflation.

The diverse nature of the Company's products, services and customers helps mitigate the effects of adverse changes in political and economic risk on the demand that Smiths experiences.

Natural catastrophe

Because of the location of operations, Smiths is exposed to a number of natural catastrophe risks, such as earthquake, flood and windstorm. Where cost effective, such risks are mitigated through physical measures designed to counter the impact of a catastrophe. The value of assets and associated profits are also protected by insurance.

Actions of competitors

Smiths operates in highly competitive markets. Product innovations or technical advances by competitors could adversely affect the Company. The diversity of operations reduces the possible effect of action by any single competitor.

The Company invests some 10 per cent. of revenues in research and development in order to sustain competitive advantage, and works continually to ensure that the cost base is competitive.

Effect of legislation or other regulatory action

Smiths is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Unexpected changes in these laws or regulations could significantly impair performance; equally a failure to comply with these laws, regulations or standards could damage the reputation of the Company.

The aerospace, detection and medical businesses are particularly subject to regulation, with certain customers and regulatory or other enforcement bodies routinely inspecting the Company's practices, processes and premises. Certain legal liability risks, such as product liability and employer's liability, are transferred to insurers, subject to policy limits and conditions. However, the Company and its subsidiaries have been in business for many years and there is a risk of latent injury claims which may not be fully covered by insurance.

Foreign exchange

The Company is exposed to two types of currency risk: transaction risk in respect of products manufactured in one currency region and sold in another currency; and translation risk in that the results of non-UK businesses will translate into differing pounds sterling values depending on the exchange rate. The Company's practices for managing currency risk generally mitigate transaction risk in the short term. Over the longer term, Smiths remains exposed to both transaction and translation risk.

Longer-term transaction risks are partially mitigated by manufacturing or sourcing components in the same currency as that of the sale.

Raw material prices

Smiths' products contain various raw materials or purchased components including electronic components, metals and plastics. Any increases or volatility in prices and shortages in supply can affect the Company's performance. The diversity of operations both geographically and in terms of product area reduces the dependence on any single item or supplier. Purchasing policies take into account and seek to mitigate such risks where practicable.

Pension funding

The Company operates significant pension plans. The average funding level of the funded plans at 5 August 2006 was 103 per cent. measured by IAS 19 methodology. Funding of pension liabilities at that date was some 55 per cent. by equities and 45 per cent. by other assets. Smiths is subject to various funding risks, principally poor performance of the equity investments and other investments, and increased longevity of members.

Credit

Smiths is exposed to credit risk in relation to customers, banks and insurers. Credit control practices take into account the perceived risk. The customer base is relatively diverse.

Where appropriate, Smiths seeks to insure business risks with insurers of good standing. The insurance industry is, however, subject to credit risk, particularly in the event of catastrophe or where an insurer has substantial exposure to a specific risk. Occasionally insurer credit risk may be mitigated through policy commutation.

Environmental issues

The environmental laws of the jurisdictions in which Smiths operates impose actual and potential obligations on the Company to remediate contaminated sites, including some sites no longer owned by Smiths. The Company makes provision for the expected cost of remediation based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

Litigation

Smiths is subject to litigation from time to time in the ordinary course of business, and makes provision for the expected cost based on appropriate professional advice.

The outcome of legal action is always uncertain and there is always the risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the Company. In some liability cases, legal expenses are covered by insurance.

3.2 Internal risks

Investment in new products, projects and technology

Smiths develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk both in terms of possible abortive expenditure, reputational risk, and potential customer claims or onerous contracts. Such risks may have a material impact on the Company.

Acquisitions

Smiths is an active acquirer: acquisitions may involve risks that might have a material impact on the Company. These risks are mitigated by extensive due diligence, and, where practicable, by representations and warranties and indemnities from the vendors.

Controls failure

Smiths operates various corporate governance controls. Failures in these controls might have a material impact on the Company.

Inability to supply and business continuity

Inability to supply against contractual commitments is a risk, which could be material in relation to larger contracts. Smiths mitigates this risk by implementing effective business continuity plans throughout the Company and, where practicable, transferring them through business interruption insurance.

Tax

In recent times, Smiths has had an effective tax rate of approximately 26 per cent. There can be no guarantee that Smiths' effective tax rate will remain below the prevailing corporation tax rate in the UK of 30 per cent. in the long run.

PART III – Financial information on Smiths Aerospace

1. Basis of preparation

The following financial information relating to Smiths Aerospace has been extracted without material adjustment from the consolidation schedules which support the audited financial statements of Smiths for the 53 week period ended 5 August 2006 and the years ended 31 July 2005 and 31 July 2004. Investors should read the whole of this document and not just rely on the information contained in this part.

The financial information contained in paragraphs 2 and 3 of this Part III does not constitute statutory accounts for any company within the meaning of section 240 of the Act. The statutory accounts for Smiths in respect of the 53 week period ended 5 August 2006 and each of the two years ended 31 July 2005 and 31 July 2004 respectively have been delivered to the Registrar of Companies. The auditor's reports in respect of those statutory accounts for the 53 week period ended 5 August 2006 and each of the two years ended 31 July 2005 and 31 July 2004 respectively were unqualified and did not contain statements under section 237(2) or (3) of the Act. PricewaterhouseCoopers LLP was the auditor of Smiths Group in respect of the 53 week period ended 5 August 2006 and each of the two years ended 31 July 2005 and 31 July 2004 respectively.

The financial information on Smiths Aerospace under UK GAAP for the years ended 31 July 2004 and 31 July 2005 has been prepared using the accounting policies set out in the Smiths Annual Report and Accounts for the year ended 31 July 2005.

From 1 August 2005, Smiths has been required under European legislation to prepare its consolidated financial information under IFRS. The financial information on Smiths Aerospace for the 53 week period ended 5 August 2006 has been prepared under IFRS using the accounting policies set out in the Smiths Annual Report and Accounts for the 53 week period ended 5 August 2006.

2. Income statements

	IFRS 53 week period ended 5 August 2006 £m
Revenue	1,343.4
Cost of sales	(946.8)
Gross profit	396.6
Sales and distribution costs	(37.8)
Administrative expenses	(201.3)
Loss on disposal of businesses	(1.8)
Operating profit before interest and taxation	155.7

Notes

1) For the 53 week period ended 5 August 2006, the Smiths Group did not allocate its interest bearing debt between the different businesses within the Smiths Group. As a result, it is not possible to provide a meaningful allocation of interest costs for Smiths Aerospace for these periods. In addition, it is not possible to provide a meaningful allocation of tax costs for Smiths Aerospace as these are calculated after charging interest.
2) Administrative expenses include an element of group and general overhead costs that have been allocated to each division of the Smiths Group and would not be expected to be included within Smiths Aerospace following the Sale. Management estimate that these costs were £11.4 million in 2006.

	UK GAAP Year ended 31 July 2005 £m	UK GAAP Year ended 31 July 2004 £m
Continuing operations	1,177.4	1,026.5
Acquisitions	20.1	15.8
Turnover	1,197.5	1,042.3
Continuing operations	88.2	81.2
Acquisitions	2.4	1.2
Operating profit before interest and taxation	90.6	82.4

Notes

1) For each of the two years ended 31 July 2005 and 31 July 2004, the Smiths Group did not allocate its interest bearing debt between the different businesses within the Smiths Group. As a result, it is not possible to provide a meaningful allocation of interest costs for Smiths Aerospace for these periods. In addition, it is not possible to provide a meaningful allocation of tax costs for Smiths Aerospace as these are calculated after charging interest.
2) Administrative expenses include an element of group and general overhead costs that have been allocated to each division of the Smiths Group and would not be expected to be included within Smiths Aerospace following the disposal. Management estimate that these costs were £9.4 million and £10.7 million in 2005 and 2004 respectively.

5. Balance sheet

	IFRS 5 August 2006 £m
Non-current assets	
Intangible assets	500.3
Property, plant and equipment	205.9
Trade and other receivables	9.8
Financial derivatives	6.2
	722.2
Current assets	
Inventories	253.1
Trade and other receivables	533.9
Cash and cash equivalents	16.9
Financial derivatives	7.8
Total assets	1,533.9
Non-current liabilities	
Financial liabilities:	
- *borrowings*	(3.4)
- financial derivatives	(0.5)
Provisions for liabilities and charges	(6.4)
Retirement benefit obligations	(1.3)
Deferred tax liabilities	(5.0)
Trade and other payables	(1,191.8)
	(1,208.4)
Current liabilities	
Financial liabilities:	
- borrowings	(20.7)
- financial derivatives	(2.9)
Provisions for liabilities and charges	(19.6)
Trade and other payables	(679.8)
Total liabilities	(1,931.4)
Net liabilities	(397.5)

Note

The above balance sheet reflects the internal financing arrangements of Smiths, which comprised loans included in non-current trade and other payables.

PART IV – Unaudited Pro Forma Statement of Net Assets for the Continuing Group

Set out below is an unaudited pro forma statement of net assets of the Continuing Group illustrating the effect of the Sale.

The unaudited pro forma statement of net assets is based on the audited consolidated balance sheet of Smiths as at 5 August 2006 adjusted as described in the notes set out below. The unaudited pro forma statement has been prepared to illustrate how the Sale might have affected the net assets of the Continuing Group had it been effected as at 5 August 2006. The unaudited pro forma statement is for illustrative purposes only and, because of its nature, the unaudited pro forma statement addresses a hypothetical situation and does not, therefore represent the Continuing Group's actual financial position or results. The unaudited pro forma statement has been prepared on the basis set out in the notes below and in accordance with Annex II of the Prospectus Rules.

		Pro Forma Adjustments		
	Smiths Group	**Sale of Smiths Aerospace**	**Sale Adjustments**	**Continuing Group**
	5 August 2006 Audited (Note 1) £m	**Unaudited (Note 2) £m**	**Unaudited (Notes 3 and 4) £m**	**Unaudited £m**
Non-current assets				
Intangible assets	1,530.6	(500.3)		1,030.3
Property, plant and equipment	497.8	(205.9)		291.9
Investment accounted for using the equity method	14.0			14.0
Financial assets – other investments	0.8			0.8
Retirement benefit assets	183.7			183.7
Deferred tax assets	92.3			92.3
Trade and other receivables	16.8	(9.8)		7.0
Financial derivatives	6.2	(6.2)		-
	2,342.2	(722.2)		1,620.0
Current assets				
Inventories	558.4	(253.1)		305.3
Trade and other receivables	724.4	(533.9)	228.0	418.5
Cash and cash equivalents	120.6	(16.9)	2,314.4	2,418.1
Financial derivatives	26.1	(7.8)		18.3
Total assets	**3,771.7**	**(1,533.9)**	**2,542.4**	**4,780.2**
Non-current liabilities				
Financial liabilities				
- borrowings	(862.3)	3.4		(858.9)
- financial derivatives	(4.4)	0.5		(3.9)
Provisions for liabilities and charges	(26.5)	6.4		(20.1)
Retirement benefit obligations	(235.8)	1.3		(234.5)
Deferred tax liabilities	(49.7)	5.0		(44.7)
Trade and other payables	(114.8)	1,191.8	(1,114.3)	(37.3)
	(1,293.5)	1,208.4	(1,114.3)	(1,199.4)
Current liabilities				
Financial liabilities				
- borrowings	(185.0)	20.7		(164.3)
- financial derivatives	(4.9)	2.9		(2.0)
Provisions for liabilities and charges	(81.8)	19.6		(62.2)
Trade and other payables	(699.5)	679.8	(335.3)	(355.0)
Current tax payable	(144.1)			(144.1)
Total liabilities	**(2,408.8)**	**1,931.4**	**(1,449.6)**	**(1,927.0)**
Net assets	**1,362.9**	**397.5**	**1,092.8**	**2,853.2**

Notes

1) The net assets of Smiths as at 5 August 2006 have been extracted without material adjustment from the audited Annual Report and Accounts of the Smiths Group for the period then ended.

2) The net assets of Smiths Aerospace as at 5 August 2006 have been extracted without material adjustment from the financial information on Smiths Aerospace set out in Part III of this document.

3) The Sale adjustments comprise:

   a) an adjustment to cash of £2,314.4 million, being the estimated proceeds of £2,514.4 million (US$4,800.0 million translated at the exchange rate of US$1.909 to £1, being the exchange rate at 5 August 2006), less estimated costs of £200 million.

   b) an adjustment to current trade and other receivables, non-current trade and other payables and current trade and other payables of £228.0 million, £1,114.3 million and £335.3 million respectively, representing the settlement of intercompany debt receivable from/owed to the Continuing Group by Smiths Aerospace on Completion.

4) All Sale adjustments relating to amounts denominated in US$ have been translated at a rate of US$1.909 to £1, being the rate ruling at the close of business on 5 August 2006.

5) No account has been taken of the trading results or transactions of the Continuing Group or Smiths Aerospace for the period since 5 August 2006. In addition, no adjustment has been made in respect of the Directors' intention to return £2.1 billion of the proceeds from the Sale to Shareholders following Completion.

ACCOUNTANT'S REPORT ON THE UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Smiths Group plc
765 Finchley Road
London
NW11 8DS

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

30 January 2007

Dear Sirs

Smiths Group plc (the "Company")

We report on the unaudited pro forma statement of net assets (the "**Pro forma net assets statement**") set out in Part IV of the Company's circular dated 30 January 2007 (the "**Circular**") which has been prepared on the basis described, for illustrative purposes only, to provide information about how the Sale (as defined in the Circular) might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing its consolidated financial statements for the period ended 5 August 2006. This report is required by item 13.5.31R of the Listing Rules of the UK Listing Authority (the "**Listing Rules**") and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to prepare the Pro forma net assets statement in accordance with item 13.5.31R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.5.31R of the Listing Rules on the Pro forma net assets statement as to the proper compilation of the Pro forma net assets statement and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma net assets statement, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma net assets statement with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma net assets statement has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the Pro forma net assets statement has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART V – Summary of the Key Terms and Conditions of the Sale

1. Document and Parties

The Sale Agreement was entered into on 14 January 2007 between the Seller, Smiths, General Electric Company, and GE Aviation UK (the "Purchaser"), and is the agreement under which the Seller agreed to sell Smiths Aerospace to the Purchaser.

The obligations of the Purchaser and the Seller under the Sale Agreement are guaranteed by General Electric Company and Smiths respectively.

2. Consideration

The consideration payable by the Purchaser to the Seller in respect of the Sale is US$4.8 billion, payable in cash on Completion.

There are certain consideration adjustment mechanisms in the Sale Agreement, which are intended to reflect that the price is based on the position of the business as at 5 August 2006. These adjustments include: (a) a daily amount of US$394,520 per day between 6 August 2006 and the date of Completion (added); (b) the value of capital contributions to the business between 5 August 2006 and the date of Completion (added); (c) the aggregate gross cost of interest on intercompany and external indebtedness of Smiths Aerospace between 5 August 2006 and the date of Completion and the break fees and termination costs in relation to such indebtedness (deducted); and (d) dividends paid from any of the Smiths Aerospace companies to the Continuing Group between 5 August 2006 and the date of Completion (deducted).

3. Conditions

The Sale is conditional on the following:

(a) the passing at the EGM of the resolution to approve the Sale;

(b) relevant anti-trust clearances, including, from the European Commission and the competition authorities in the United States;

(c) the Seller confirming to the Purchaser that certain Smiths Group reorganisation steps have been duly and properly effected;

(d) there being no governmental order, or other legal requirement to be satisfied, that would render the transaction unlawful or otherwise prohibited; and

(e) the Seller not having breached its pre-Completion obligations in such a way as to have a material adverse effect on Smiths Aerospace.

The Purchaser may waive the conditions described at (b), (c), (d) and (e) above.

If Shareholders do not approve the sale within 30 days of the posting of the Circular, or, if earlier, by the date that is 90 days after the date of the Sale Agreement (14 January 2007), the Purchaser may terminate the Sale Agreement, or, if any of the other conditions is not satisfied or waived by 30 November 2007, the Sale Agreement will lapse and cease to have effect.

4. Fees and non-solicitation

The Seller is to use its best endeavours to obtain the approval of Shareholders as soon as reasonably practicable. If that approval is not obtained by the earlier of 30 days after the posting of the Circular and 90 days from the date of the Sale Agreement, the Purchaser may terminate the Sale Agreement and, if it has done so, the Seller shall pay to the Purchaser a fee of approximately US$110 million.

The Purchaser must act reasonably in responding to the requirements of any of the relevant anti-trust or other regulatory authorities whilst seeking their approval to the Sale. If the Sale is not approved because of a failure to satisfy an anti-trust or regulatory condition in circumstances where the Purchaser has not acted reasonably, the Purchaser shall pay to the Seller a fee of approximately US$110 million.

The Seller has agreed not to solicit other offers for Smiths Aerospace, but may respond to unsolicited bona fide approaches.

5. Warranties

The Seller has given certain warranties that are customary for a transaction of this nature; these include warranties relating to the Seller's ability to sell the shares in Smiths Aerospace Group Limited, accounting and financial matters, regulatory and legal matters, intellectual property and information technology matters, the assets of Smiths Aerospace, the contracts of Smiths Aerospace, the properties which Smiths Aerospace either owns or occupies, environmental matters, competition matters, employees, pensions, taxation, compliance and reputational matters.

The warranties are subject to certain financial and time limitations. The Seller has no liability for breach of warranty, unless: (a) an individual claim amounts to US$250,000 or more or, in respect of a tax warranty, US$1 million or more; and (b) all claims in aggregate amount to US$75 million or more. Once these limits are exceeded, the Seller is liable for the whole amount and not just the excess.

The overall cap on the aggregate liability of the Seller in relation to the warranties is US$500 million, other than in relation to certain warranties including those relating to authority and capacity to enter into the Sale Agreement, title to shares and certain assets, and reputational damage, in relation to which the liability of the Seller is capped at US$4.8 billion (as increased at an agreed rate to reflect the time when any claim in respect of these matters is paid).

The liability of the Seller under the warranties expires 18 months after the date of Completion, other than for certain of the warranties, including those relating to authority and capacity to enter into the Sale Agreement, title to shares and certain assets, for each of which there is no contractual time limit.

6. Indemnities

The Seller has given certain indemnities in relation to environmental, taxation and pensions matters described briefly below.

In addition to those indemnities, the Seller has agreed to cover any losses to the Purchaser arising from certain specific commercial issues. Aside from specific provisions in respect of environmental, taxation and pensions matters, the Seller's liability is unlimited in relation to certain specified matters relating to the Smiths Aerospace business and is otherwise in respect of the other indemnities limited to US$4.8 billion (as increased at an agreed rate to reflect the time when any claim is paid). There is no contractual time limit for the Seller's liability under any of these commercial indemnities.

7. Pre-Completion Obligations

The Seller has undertaken to ensure that, during the period prior to Completion, the members of the Smiths Aerospace group carry on the business in the ordinary course, and subject to a series of specific pre-Completion limitations on how Smiths Aerospace will operate until Completion. The Seller has agreed to procure that Smiths Aerospace refrains from taking any action, or omitting to do anything, that would cause or be reasonably likely to cause a breach of a warranty.

The Purchaser also has certain rights of access to Smiths Aerospace and information about Smiths Aerospace in the period until Completion, subject to relevant confidentiality restrictions.

8. Restrictive covenants

The Sale Agreement contains an obligation on the Seller not to carry out the same activities as the Smiths Aerospace business until the expiry of three years from Completion; nor to solicit from Smiths Aerospace any of its employees until the expiry of two years from Completion; nor to solicit until the expiry of three years from Completion any of its suppliers, customers or strategic partners. These restrictions are subject to customary exceptions relating to acquisitions, activities carried out at the date of the Sale Agreement by the Continuing Group and non-targeted recruitment and unsolicited approaches from employees.

9. Tax

The Seller has given indemnities in relation to: (a) any tax arising in relation to the pre-sale reorganisation of Smiths Aerospace, (b) tax arising in Smiths Aerospace which is attributable to the Seller or its group; (c) tax arising in Smiths Aerospace as a result of certain acts of the Seller or its group; (d) obligations of Smiths Aerospace to pay for UK corporation tax "group relief" in respect of periods up to 5 August 2006; and (e) any tax arising in Smiths Aerospace in respect of periods up to 5 August 2006. These indemnities are subject to certain customary exclusions and, in particular, will not apply to the extent that the tax or payment in question was provided for in the relevant accounts.

The Seller's aggregate liability in relation to the indemnities described at (d) and (e) above is limited to US$1 billion but is otherwise unlimited.

The Seller's liability in relation to the indemnities described at (a), (b), (c), and (d) above will expire on the date upon which the tax in question can no longer be assessed by the relevant tax authority. The Seller's liability in relation to the indemnity described at (e) above will expire on the second anniversary of Completion, except in relation to certain claims notified to the Seller before such date.

10. Pensions

Specific pension arrangements are included for the UK and US. In the UK, the Purchaser will offer employees membership of its scheme from Completion on agreed terms; employees will be able to transfer their Smiths benefits to the Purchaser and Smiths will arrange for an IAS 19 based transfer payment. In the US, the Purchaser will take over certain pension plans and post-retirement health programmes specific to the aerospace business, but will not take over any part of the main Smiths US pension arrangements.

The Seller has given the Purchaser an indemnity in relation to any liability to make payments to a Smiths UK pension scheme, other than regular contributions in respect of the period to Completion.

11. Environmental

In relation to environmental matters the Seller has given customary indemnities in relation to: (a) former properties and businesses of the Smiths group; (b) the John Crane businesses formerly or currently owned by the Smiths group; (c) non compliance with regulations; and (d) contamination issues at or arising as a result of current Smiths sites.

The indemnities in relation to environmental matters have a variety of specific de minimis and maximum financial limits on the Seller's liability. For certain matters the financial limit is either US$4.8 billion (as increased at an agreed rate to reflect the time when any claim is paid) or there is no financial limit. Similarly these indemnities have a variety of specific time limits within which a claim can be made. In certain instances the time limits imposed are 5, 10 or 20 years. For certain indemnified matters there is no time limit imposed for the making of claims.

12. Transitional services

After Completion the Seller will at no charge provide to Smiths Aerospace a number of agreed transitional services. The services agreed to be provided include: health and welfare benefit support; access to and consultation with relevant Smiths employees where necessary and assistance and support for hosted services for email and collection centre routing systems. The services will be provided at the same level as at the date of the Sale Agreement until the earlier of 12 months after Completion or until the Purchaser notifies Smiths that it no longer requires the provision of the services.

1. **Responsibility**

The Directors, whose names appear in paragraph 3.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. **Smiths Group plc**

The Company was incorporated and registered in England and Wales on 15 July 1914 under the Act with registered number 137013.

The registered office of the Company is 765 Finchley Road, London NW11 8DS.

3. **Directors**

3.1 The names and principal functions of the Directors of the Company are as follows:

Director	Position
Donald Brydon, CBE	Chairman
Keith Butler-Wheelhouse	Chief Executive
John Ferrie, CBE	Group Managing Director, Aerospace
John Langston	Finance Director
David Lillycrop	General Counsel
Sir Nigel Broomfield, KCMG	Non-executive Director
David Challen, CBE	Non-executive Director
Stuart Chambers	Non-executive Director
Peter Jackson	Senior Independent Director
Sir Kevin Tebbit, KCB, CMG	Non-executive Director

The business address of all the Directors is 765 Finchley Road, London NW11 8DS.

3.2. Directors' and other interests

At close of business on 29 January 2007 (being the latest practicable day prior to publication of this document), the interests of the Directors, their immediate families and (so far as is known to them or could with reasonable diligence be ascertained by them) persons connected (within the meaning of section 346 of the Act) with the Directors (all of which are beneficial unless otherwise stated), including (i) those notified to the Company pursuant to section 324 or 328 of the Act; (ii) those required to be entered into the register maintained under section 325 of the Act; and (iii) those of connected persons of the Directors which would, if the connected persons were Directors, be required to be disclosed under (i) or (ii) above, are shown below:

Name	Number of shares	Percentage of issued share capital	Number of shares under option
Donald Brydon	12,000	< 0.01%	-
Keith Butler-Wheelhouse	429,620	0.08%	1,279,197
John Ferrie	127,673	0.02%	577,549
John Langston	94,351	0.02%	604,774
David Lillycrop	80,254	0.01%	622,018
Sir Nigel Broomfield	103	< 0.01%	-
David Challen	2,000	< 0.01%	-
Stuart Chambers	2,000	< 0.01%	-
Peter Jackson	-	-	-
Sir Kevin Tebbit	-	-	-

3.3 Directors' service agreements

The following Directors have entered into agreements with the Company, the main terms of which are described below:

3.3.1 Mr Butler-Wheelhouse is employed under a service contract with the Company dated 26 September 2001. His contract is for an indefinite term, ending automatically on his anticipated

retirement date, but may also be terminated by 12 months' notice given by the Company or six months' notice given by him. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to: (a) the salary he would have received during the notice period; (b) an amount equal to 50 per cent. of the maximum bonus potential he was entitled to receive under the executive bonus scheme for the then current bonus year; (c) the annual cost to the Company of providing all other benefits to which he is entitled under his contract, which has been pre-agreed as 10 per cent. of basic salary; and (d) one year's payment in lieu of pension contribution. In addition to basic salary, he is entitled to an executive remuneration package including participation in an annual bonus plan and the Company's executive share plans.

3.3.2 Mr Langston is employed under a service contract with the Company dated 26 September 2001. His contract is for an indefinite term, ending automatically on his anticipated retirement date, but may also be terminated by 12 months' notice given by the Company or six months' notice given by him. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to: (a) the salary he would have received during the notice period; (b) an amount equal to 50 per cent. of the maximum bonus potential he was entitled to receive under the executive bonus scheme for the then current bonus year; (c) the annual cost to the Company of providing all other benefits to which he is entitled under his contract, which has been pre-agreed as 10 per cent. of basic salary; and (d) an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, the Company has given its irrevocable consent to early payment of his pension from age 50 and without actuarial reduction from age 55. In addition to basic salary, he is entitled to an executive remuneration package including participation in an annual bonus plan, pension and the Company's executive share plans.

3.3.3 Mr Lillycrop is employed under a service contract with the Company dated 26 September 2001. His contract is for an indefinite term, ending automatically on his anticipated retirement date, but may also be terminated by 12 months' notice given by the Company or six months' notice given by him. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to: (a) the salary he would have received during the notice period; (b) an amount equal to 50 per cent. of the maximum bonus potential he was entitled to receive under the executive bonus scheme for the then current bonus year; (c) the annual cost to the Company of providing all other benefits to which he is entitled under his contract, which has been pre-agreed as 10 per cent. of basic salary; and (d) an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, the Company has given its irrevocable consent to early payment of his pension from age 50 and without actuarial reduction from age 55. In addition to basic salary, he is entitled to an executive remuneration package including participation in an annual bonus plan, pension and the Company's executive share plans.

3.3.4 Dr Ferrie is employed under a service contract with the Company dated 31 January 2000. His contract is for an indefinite term, ending automatically on his anticipated retirement date, but may also be terminated by 12 months' notice given by the Company or six months' notice given by him. There are no other specific termination provisions in Dr Ferrie's service contract. In case of early termination, the Company may be liable to pay an amount in damages, having regard to salary and other benefits he would have received had he served out his notice period and taking into account his duty to mitigate his loss. In addition to basic salary, he is entitled to an executive remuneration package including participation in an annual bonus plan and the Company's executive share plans.

3.3.5 The Chairman and the non-executive directors have entered into written letters of appointment with the Company and do not have contracts of service. They are not eligible for bonuses or participation in the Company's share plans and no pension contributions are made on their behalf. The Chairman's appointment may be terminated by 12 months' notice given by the Company or by him. The initial term of appointment for each non-executive director is three years unless terminated earlier at the discretion of either party on one month's written notice.

4. Substantial shareholdings

4.1 As at the close of business in London on 29 January 2007 (the latest practicable date prior to publication of this document), the Directors have been notified of the following persons, in addition to the interests of the Directors referred to above, who are or who will be directly or indirectly interested in 3 per cent. or more of the issued ordinary share capital of the Company:

Shareholder	Number of Ordinary Shares	Percentage of issued ordinary share capital
Franklin Resources, Inc.	33,426,838	5.9%
FMR Corp/Fidelity International Limited	28,340,110	5.0%
Legal & General Group plc	20,656,545	3.6%
Barclays PLC	20,374,909	3.6%

5. Litigation

5.1 The Continuing Group

5.1.1 John Crane, Inc. ("John Crane") a subsidiary of the Company, is one of the many co-defendants in numerous law suits pending in the US in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985. John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 136,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 155,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 63 cases, amounting to awards of some US$55.4 million over the 28 year period. While this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated, and the scale of future awards is accordingly unquantifiable. Until recently the awards, the related interest and all material costs of defending these claims were met directly by insurers. While substantial insurance will remain in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. Since the end of the last financial period John Crane has secured the commutation of certain insurance policies, resulting in proceeds of approximately US$81.5 million.

5.1.2 Except as disclosed above, the Continuing Group is not, nor has been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Smiths is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Continuing Group.

5.2 Smiths Aerospace

Smiths Aerospace is not, nor has been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Smiths Aerospace.

6. Material contracts

6.1 The Continuing Group

No contracts have been entered into (other than the contracts entered into in the ordinary course of business) by any member of the Continuing Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the Continuing Group has any obligations or entitlements which are or may be material to the Continuing Group as at the date of this document, save as disclosed below:

6.1.1 A merger agreement was entered into on 5 December 2004 by a member of the Smiths Group, Smiths Medical Holdco Limited ("Smiths Medical") and the stockholders of OEP Medvest LLC

("OEP"), the holding company of Medex, Inc. ("Medex") whereby Smiths Medical agreed to redeem, by way of a merger, all of the outstanding ordinary and preference shares of OEP, including options to acquire ordinary and preference shares, following the receipt of merger control approvals in the US, Germany and Austria. The consideration payable by Smiths Medical was US$925 million in cash. Smiths received the benefit of warranties and representations customary for a transaction of this nature however, any claim under these warranties and representations, except for breach of warranty in respect of valid incorporation and capacity of OEP, was subject to a US$30 million limit. A 12 month time period following completion also applied to any warranty or indemnity claim under the merger agreement.

6.1.2 The Company has a £660 million revolving credit facility available with a panel of 11 international banks. This facility, under which the Seller is also a borrower, is used for general corporate purposes. The facility was signed on 27 June 2005 for a five year term with optional one year extensions on the first and second anniversaries of the signing. In June 2006 the facility was duly extended by one year to 27 June 2011. The facility allows the Company to borrow funds in agreed currencies for agreed periods of time at the appropriate Libor interest rate plus a margin of 0.2 per cent. All eleven banks are ranked pari-passu with Barclays Bank plc acting as facility agent. As the facility is available to the Company, the parent company of the Seller, there is no guarantor.

6.1.3 The Company has a £270 million and US$250 million facilities agreement provided by two international banks. The facility, under which the Seller is a borrower, is provided for working capital purposes. The facility was signed on 26 January 2007 for a two year term. The facility allows the Company to borrow funds in agreed currencies for agreed periods of time at the appropriate Libor interest rate plus a margin of 0.2 per cent. Both banks are ranked pari-passu with JP Morgan Europe Ltd acting as facility agent. As the facility is available to the Company, the parent company of the Seller, there is no guarantor.

6.1.4 The Sale Agreement dated 14 January 2007, as described elsewhere in this document and more particularly in Part V of this document.

6.2 Smiths Aerospace

No contracts have been entered into (other than the contracts entered into in the ordinary course of business) by Smiths Aerospace, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which Smiths Aerospace has any obligations or entitlements which are or may be material to Smiths Aerospace as at the date of this document.

7. Working capital

Smiths is of the opinion that, taking into consideration the net proceeds of the Sale and having regard to the bank and other facilities available to Smiths, the working capital available to the Continuing Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of this document.

8. Significant change

8.1 The Continuing Group

There has been no significant change in the trading or financial position of the Continuing Group since 5 August 2006, being the date to which the last audited financial statements were drawn up.

8.2 Smiths Aerospace

There has been no significant change in the trading or financial position of Smiths Aerospace since 5 August 2006, being the date to which the information on Smiths Aerospace set out in Part III to this document was drawn up.

9. Related party transactions

For each of the periods ended 5 August 2006, 31 July 2005 and 31 July 2004 and in the current financial year to the date of this document, Smiths has entered into no transactions with related parties.

10. Consents

10.1 *Evercore Partners, Credit Suisse and JPMorgan Cazenove*

Evercore Partners, Credit Suisse and JPMorgan Cazenove have each given and not withdrawn their respective written consents to the inclusion in this document of the references to their names in the form and context in which they appear.

10.2 *PricewaterhouseCoopers LLP*

PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its report on the unaudited pro forma statement of net assets of the Continuing Group set out in Part IV in the form and context in which it appears.

11. Documents available for inspection

Copies of the following documents may be inspected at the registered office of Smiths and at the offices of Allen & Overy LLP, One Bishops Square, London, E1 6AO during usual business hours on any weekday (public holidays excepted) until the conclusion of the EGM:

a) the Memorandum and Articles of Association of Smiths;

b) the audited consolidated accounts of the Smiths Group for each of the two periods ended 5 August, 2006 and 31 July, 2005;

c) the letter from PricewaterhouseCoopers LLP on the unaudited pro forma statement of net assets of the Continuing Group in Part IV;

d) the consent letters referred to in paragraph, 10.1 and 10.2 above;

e) the Sale Agreement; and

f) this document.

Dated 30 January 2007

PART VII – Definitions

In this document and in the accompanying Form of Proxy, the following expressions shall have the following meanings, unless the context otherwise requires:

"Act"	the Companies Act 1985, as amended;
"Board"	the board of directors of Smiths constituted from time to time;
"Circular"	this shareholder circular;
"Completion"	completion of the Sale in accordance with the terms of the Sale Agreement;
"Continuing Group"	the Smiths Group as it will exist following Completion;
"Credit Suisse"	Credit Suisse Securities (Europe) Limited;
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations);
"CREST Proxy Instruction"	the appropriate CREST message to make a proxy appointment by means of CREST;
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Directors"	the directors of Smiths whose names appear on page 22 of this document;
"Disclosure and Transparency Rules"	the disclosure and transparency rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of FSMA;
"EGM" or **"Extraordinary General Meeting"**	the extraordinary general meeting of Smiths to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA at 10.30 a.m. on 20 February 2007, notice of which is set out at the end of this document (or any reconvened meeting following any adjournment thereof);
"Evercore Partners"	Evercore Partners Limited;
"Form of Proxy"	the enclosed form of proxy for use by Shareholders in connection with the EGM;
"FSMA"	the Financial Services and Markets Act 2000 and all regulations promulgated thereunder from time to time;
"General Electric Company"	a company incorporated in the State of New York, whose headquarters is at 3135 Easton Turnpike, Fairfield, Connecticut 06828, US;
"GE Aviation UK"	a company incorporated in England and Wales, whose registered office is at 100 Barbirolli Square, Manchester, England M2 3AB
"IFRS"	International Financial Reporting Standards as adopted by the European Union;
"JPMorgan Cazenove"	JPMorgan Cazenove Limited;

"Listing Rules"	the listing rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of FSMA;
"Ordinary Shares" or **"Smiths Shares"**	the ordinary shares of 25 pence each in the capital of Smiths;
"Prospectus Rules"	the prospectus rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to part VI of the FSMA;
"Resolution"	the ordinary resolution to approve the Sale as set out in the notice of EGM at the end of the document;
"Sale"	the proposed sale by the Seller of Smiths Aerospace pursuant to the terms and subject to the conditions of the Sale Agreement;
"Seller"	Smiths Group International Holdings Limited, a company incorporated in England and Wales with registered number 01085153 and the beneficial owner of Smiths Aerospace;
"Shareholder(s)"	holder(s) of Ordinary Shares;
"Sale Agreement"	the conditional Sale Agreement dated 14 January 2007 between the Seller, Smiths, General Electric Company and GE Aviation UK, the principal terms of which are summarised in Part V of this document;
"Smiths" or **the "Company"**	Smiths Group plc;
"Smiths Aerospace "	Smiths Aerospace Group Limited, a company incorporated in England and Wales with registered number 05138145, and whose registered office is at 765 Finchley Road, London NW11 8DS, including, its subsidiary undertakings at Completion, Smiths' Canadian aerospace business and the benefit of certain contracts relating to Smiths' aerospace business;
"Smiths Group"	Smiths and its subsidiary undertakings as at the date of this document;
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland;
"UK GAAP"	UK Generally Accepted Accounting Practice;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"US" or **"United States"**	the United States of America; and
"US$"	US dollars.

Notice of Extraordinary General Meeting

SMITHS GROUP PLC

(the "**Company**")

Incorporated in England under the Companies Act 1985 under number 137013

Notice of Extraordinary General Meeting

Notice is hereby given that an extraordinary general meeting of Smiths Group plc will be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA on 20 February 2007 at 10.30.a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

THAT the proposed Sale by the Seller of Smiths Aerospace (each as defined in the circular to the Company's shareholders dated 30 January 2007) (the "Circular") be and is hereby approved on the terms and subject to the conditions contained in the sale and purchase agreement dated 14 January 2007 between the Seller, the Company, General Electric Company and GE Aviation UK (the "Sale and Purchase Agreement") as described in the Circular and the directors of the Company (or any duly constituted committee thereof) be and are authorised to conclude and implement the same in accordance with such terms and conditions and to agree such amendments and variations to or waivers of such terms and conditions (provided such amendments, variations or waivers are not of a material nature) and to any documents relating thereto as they may in their absolute discretion think fit.

Registered office:
765 Finchley Road
London
NW11 8DS

By Order of the Board
David Lillycrop
Director and Secretary
30 January 2007

Notes

(1) A member entitled to attend and vote at the extraordinary general meeting ("EGM") may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. In order to be valid an appointment of proxy must be returned by one of the following methods:

(i) in hard copy form by post, by courier or by hand to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD;

(ii) in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or

(iii) by appointing and registering his proxy vote electronically by visiting the website www.sharevote.co.uk,

and in each case must be received by the Company not less than 48 hours before the time of the meeting.

(2) (a) CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(b) In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

(c) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(d) CREST members and, when applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal systems timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST System by any particular time. In this connection, CREST members, and where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(3) A member who wishes to appoint a proxy and register his proxy vote electronically should visit the website www.sharevote.co.uk. The on-screen instructions will give details on how to complete the appointment and voting process.

(4) A form of proxy is enclosed for use by shareholders, and, if appropriate, must be deposited with the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD not less than 48 hours before the time of the EGM. Appointment of a proxy does not preclude a shareholder from attending the EGM and voting in person.

(5) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, in order to be able to attend and vote at the EGM or any adjourned meeting, (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members of the Company by 6.00 p.m. (London time) on 18 February 2007 (or 6.00 p.m. on the date two days before any adjourned meeting). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(6) Shareholders who return the Form of Proxy or register the appointment will still be able to attend the EGM and vote in person if they so wish.

END

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